SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces another hydrocarbon discovery in deepwater Gulf of Mexico

(Rio de Janeiro, April 14, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announce another hydrocarbon discovery in the deepwaters of the Central Gulf of Mexico through its subsidiary, Petrobras America Inc., based in Houston, Texas.

The well, Coulomb #3, was drilled to test a fault block adjacent to the Coulomb gas field (Mississippi Canyon 657) discovered by Shell in 1988 and successfully confirmed gas reserves in Mississippi Canyon Block 613. Petrobras America Inc has a 33.33% record title interest in this block and Shell, the operator, holds the remaining interest.

The Coulomb # 3 well, located in 7,565 feet (2,306 meters) of water depth, reached a total depth of 18,237 feet (5,586 meters), and found 130 feet (40 meters) of net gas sandstones. The well, temporarily abandoned, will be equipped for future production through the Nakika facility about 37km away. First production is expected to commence in the short term since a pipeline from Coulomb to Nakika has already been installed by Shell.

This result confirms the potential for significant gas reserves in that portion of the Gulf of Mexico, where Petrobras holds 100% participation on three more prospects of similar characteristics, the first of which the company intends to drill early next year.

This was Petrobras’ fourth consecutive significant discovery in the deepwaters of the Gulf of Mexico in the last two years, which had earlier successfully tested the Cascade, Chinook and St Malo prospects. It represents yet another significant step towards the consolidation of Petrobras as a major player in the ultra deepwaters of the Gulf of Mexico, in compliance with the company’s Strategic Plan.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.